WAL★MART
México

[redacted]

08002600

FILE N°
82-4609

RECEIVED

2008 MAY 19 A 8: 23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

May 13, 2008

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release result's of dividend payment process.
- Press release reports April 2008 sales.
- Press release exchange of temporary certificates.
- Report on share repurchase for April 2008

PROCESSED
MAY 21 2008
THOMSON REUTERS

Sincerely,

Jorge Muñoz Lopez
Accounting Director

5/19

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88


WAL·MART
SUPERCENTER
Suburbia

WAL*MART México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO INFORMS THE RESULT OF ITS DIVIDEND PAYMENT PROCESS

Mexico City, April 18, 2008

Wal-Mart de Mexico, S.A.B. de C.V. (**WALMEX**), informs to shareholders and general public of the payment of dividends that took place today, as agreed during our March 12, 2007 Walmex Shareholders' Meeting. Shareholders could opt for dividend payment (**Coupon 46**) **in cash**, **Mx$ 0.59** per share, or to receive the payment **in stock** at a rate of one share for every **77.12** shares already owned.

In keeping with this, the owners of **2,871,084,503** shares expressed their decision to receive their dividend in stock, thus they will receive **37,228,737** shares. In addition, our shareholders who decided to receive their dividend in cash will receive **Mx$ 3,293 million pesos.**

As a result, the total number of shares outstanding as of today amounts to **8,489,530,523** shares in stock, thus representing the total capital stock for Wal-Mart de Mexico, S.A.B. de C.V.

Therefore, and pursuant to the tenth point in the agenda during the abovementioned Shareholders' Assembly, **141,042,329** shares that were neither subscribed nor delivered to shareholders are cancelled, as well as the proportional part of the increase in capital stock decreed during said Assembly meeting, thus complying with the payment of this dividend.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **1,034** units, broken down as follows:

317	Bodegas Aurrera
83	Sam's Clubs
137	Wal-Mart Supercenters
64	Superamas
77	Suburbias
356	Restaurants, including franchises



WAL·MART
Suburbia

FILE N°
82-4609

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx


WAL*MART
SUPERCENTER
Suburbia

WAL*MART México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO REPORTS APRIL 2008 SALES

FILE N° 82-4609

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, May 9, 2008

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of April 2008, sales were **$18,046 million pesos**. This figure represents a **6.7%** increase over sales reported the same month last year. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **1.3%** compared to the same month of 2007.

Sales Growth	April		January – April	
	2008	2007	2008	2007
Total Units (%)	**6.7**	13.0	**12.5**	17.2
Comparable Units (%)	**1.3**	4.5	**6.3**	8.8

Considering the **four-week period** from **April 5 to May 2, 2008** that compares with the four-week period ending May 4, 2007 as well as the **seventeen-week period** from **January 5 to May 2, 2008** and that compares with the eight-week period that ended May 4, 2007 sales growth was as follows:

Sales Growth	4 weeks		17 weeks	
	2008	2007	2008	2007
Total Units (%)	**13.7**	11.5	**12.7**	18.1
Comparable Units (%)	**7.8**	3.4	**6.5**	9.6

During April we had two negative calendar effects: we compared with last year's Holy Week and the month had one less Sunday than last year. This explains the difference between the calendar and the 4 week period growths.

Comment on monthly sales:

Costumer count in comparable stores registered a 2.0% increase during the month of April, while average ticket decreased 0.7% compared to the same month of 2007.

Openings during the month of April:

- **One Bodega Aurrera:** in the city of Ezequiel Montes, Queretaro.
- **Two Supercenters:** in the cities of Cuautla, Morelos; and Mexico City.
- **One Sam's Club:** in Mexico City.
- **Four Suburbias:** in the cities of Zacatecas, Zacatecas; Poza Rica, Veracruz; and two in Monterrey, Nuevo Leon.

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México

FILE N° 82-4609

- **Three Restaurants:** in the cities of Mexicali, Baja California Norte; Cuautla, Morelos; and Coatzacoalcos, Veracruz.

Additionally, during May we have opened.

- **Two Bodegas Aurrera:** in the cities of Puerto Vallarta, Jalisco and in Mexico City.
- **One Supercenter:** in the city of Chihuahua, Chihuahua.

Corporate Social Responsibility:

In April 29, 2008 we opened the Green Store Combo Plaza Jardín, unique in Mexico. It was built on a garbage dump in Nezahualcoyotl, Mexico City metropolitan area. The construction implied cleaning up the garbage dump, and converting an ecological liability into an urban, economic and social asset benefiting the regional inhabitants. The Store Combo has the technology that allows for energy saving, water consumption reduction, and waste recycling.

As part of the agreement that Wal-Mart de Mexico and Wal-Mart US Foundations signed with the United Nations Development Program (PNUD) for the economic restoration of Tabasco and Chiapas; 10 thousand freshwater gars were liberated in Villahermosa, Tabasco, to restock the Carrizales river, in coordination with the local organization Yokochan Ibam Sostentabilidad y Medio Ambiente A.C.,

Also, on April 2,430 associates participated in 145 volunteer activities, giving 12,067 men-hours to their communities.

Repurchase of Shares:

During the year we have invested **$886** million pesos, equivalent to **$83** million dollars in the repurchase of **22,593,400** Company shares.

Information Release Schedule:

Quarter:	***Release Date:***
2nd Quarter 2008	July 9, 2008
3rd Quarter 2008	October 8, 2008

Monthly Sales:	***Release Date:***
May	June 5, 2008
June	July 9, 2008
July	August 6, 2008
August	September 4, 2008
September	October 8, 2008
October	November 6, 2008
November	December 4, 2008
December	January 8, 2009

Company Description:


WAL★MART
SUPERCENTER
Suburbia

WAL★MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **1,047** units, broken down as follows:

FILE N° 82-4609

320	Bodegas Aurrera
140	Wal-Mart Supercenters
84	Sam's Clubs
64	Superamas
80	Suburbias
359	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL★MART México

FILE N° 82-4609

Prefijo
RELEVANT EVENT

Ticker Symbol
WALMEX

Date
04/11/2008

Corporate Name
WAL - MART DE MEXICO, S.A.B. DE C.V.

Place
MEXICO CITY

Matter
Exchange of temporary certificates

Relevant Events
WAL-MART DE MÉXICO, S.A.B. DE C.V., (WALMEX), ADVISES ITS SHAREHOLDERS AND THE GENERAL PUBLIC THAT THE EXCHANGE OF REPRESENTATIVE SHARES OF OWNERS' EQUITY, AS PER THE ISSUING OF NEW TEMPORARY CERTIFICATES APPROVED DURING THE GENERAL SHAREHOLDER ASSEMBLY HELD ON MARCH 12, 2008, SHALL TAKE PLACE AS OF APRIL 18, 2008, AT BANCOMER, S.A., AT EITHER OF THE FOLLOWING TRUST DIVISION OFFICES OF SAID FINANCIAL INSTITUTION:

AV. UNIVERSIDAD 1200, COLONIA XOCO, 03339, MÉXICO, D. F
AV. JOSÉ VASCONCELOS 101 ORIENTE, FIRST FLOOR, COLONIA SAN AGUSTÍN, SAN PEDRO GARZA GARCÍA, NUEVO LEÓN.
AV. VALLARTA NÚMERO 1440, BASEMENT, COLONIA AMERICANA, 44160, GUADALAJARA, JALISCO.

Foreign Market

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 30, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	9,480,000	8,488,070,523
30/04/2008	03380	BUY	150,000	43.137767	6,470,665	ACCIV	STOCK		9,630,000	8,487,920,523
								As of current report	9,630,000	8,487,920,523

Shareholders' equity amount	0
Capital stock amount	6,470,665

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,821,638,674	7,815,168,009

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 29, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	9,180,000	8,488,370,523
29/04/2008	03379	BUY	300,000	43.572873	13,071,862	ACCIV	STOCK		9,480,000	8,488,070,523
								As of current report	9,480,000	8,488,070,523

Shareholders' equity amount	0
Capital stock amount	13,071,862

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,834,710,536	7,821,638,674

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 25, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	8,890,000	8,488,660,523
25/04/2008	03378	BUY	290,000	44.607107	12,936,061	ACCIV	STOCK		9,180,000	8,488,370,523
								As of current report	9,180,000	8,488,370,523

Shareholders' equity amount	0
Capital stock amount	12,936,061

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,847,646,597	7,834,710,536

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 24, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	8,600,000	8,488,950,523
24/04/2008	03377	BUY	290,000	44.504262	12,906,236	ACCIV	STOCK		8,890,000	8,488,660,523
								As of current report	8,890,000	8,488,660,523

Shareholders' equity amount	0
Capital stock amount	12,906,236

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,860,552,833	7,847,646,597

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 23, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	8,310,000	8,489,240,523
23/04/2008	03376	BUY	290,000	44.329590	12,855,581	GBM	STOCK		8,600,000	8,488,950,523
								As of current report	8,600,000	8,488,950,523

Shareholders' equity amount	0
Capital stock amount	12,855,581

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,873,408,414	7,860,552,833

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 22, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	8,020,000	8,489,530,523
22/04/2008	03375	BUY	290,000	44.147603	12,802,805	ACCIV	STOCK		8,310,000	8,489,240,523
								As of current report	8,310,000	8,489,240,523

Shareholders' equity amount	0
Capital stock amount	12,802,805

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,886,211,219	7,873,408,414

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 17, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	7,840,000	8,452,481,786
17/04/2008	03374	BUY	180,000	45.070222	8,112,640	GBM	STOCK		8,020,000	8,452,301,786
								As of current report	8,020,000	8,452,301,786

Shareholders' equity amount	0
Capital stock amount	8,112,640

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,894,323,859	7,886,211,219

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 16, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	7,660,000	8,452,661,786
16/04/2008	03373	BUY	180,000	45.315267	8,156,748	ACCIV	STOCK		7,840,000	8,452,481,786
								As of current report	7,840,000	8,452,481,786

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

Shareholders' equity amount	0
Capital stock amount	8,156,748

RESOURCES AVAILABLE

As of last report	As of current report
7,902,480,607	7,894,323,859

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 15, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	7,480,000	8,452,841,786
15/04/2008	03372	BUY	180,000	45.023944	8,104,310	ACCIV	STOCK		7,660,000	8,452,661,786
								As of current report	7,660,000	8,452,661,786

Shareholders' equity amount	0
Capital stock amount	8,104,310

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,910,584,917	7,902,480,607

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 11, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	7,290,000	8,453,031,786
11/04/2008	03371	BUY	190,000	45.697832	8,682,588	ACCIV	STOCK		7,480,000	8,452,841,786
								As of current report	7,480,000	8,452,841,786

Shareholders' equity amount	0
Capital stock amount	8,682,588

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,919,267,505	7,910,584,917

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 10, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	7,110,000	8,453,211,786
10/04/2008	03370	BUY	180,000	45.857167	8,254,290	GBM	STOCK		7,290,000	8,453,031,786
								As of current report	7,290,000	8,453,031,786

Shareholders' equity amount	0
Capital stock amount	8,254,290

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,927,521,795	7,919,267,505

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 09, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,930,000	8,453,391,786
09/04/2008	03369	BUY	180,000	45.410456	8,173,882	ACCIV	STOCK		7,110,000	8,453,211,786
								As of current report	7,110,000	8,453,211,786

Shareholders' equity amount	0
Capital stock amount	8,173,882

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,935,695,677	7,927,521,795

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 04, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,840,000	8,453,481,786
04/04/2008	03368	BUY	90,000	45.350433	4,081,539	ACCIV	STOCK		6,930,000	8,453,391,786
								As of current report	6,930,000	8,453,391,786

Shareholders' equity amount	0
Capital stock amount	4,081,539

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,939,777,216	7,935,695,677

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 03, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,750,000	8,453,571,786
03/04/2008	03367	BUY	90,000	45.517411	4,096,567	ACCIV	STOCK		6,840,000	8,453,481,786
								As of current report	6,840,000	8,453,481,786

Shareholders' equity amount	0
Capital stock amount	4,096,567

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,943,873,783	7,939,777,216

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 01, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,660,000	8,453,661,786
01/04/2008	03366	BUY	90,000	46.208789	4,158,791	ACCIV	STOCK		6,750,000	8,453,571,786
								As of current report	6,750,000	8,453,571,786

Shareholders' equity amount	0
Capital stock amount	4,158,791

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,948,032,574	7,943,873,783

Issuer's Comments

END